FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is a summary of an announcement issued by HSBC InvestDirect (India) Limited, an Indian incorporated, 92.89 per cent-owned subsidiary of HSBC Holdings plc.

19 May 2010

HSBC INVESTDIRECT
RESULTS FOR THE QUARTER ENDED 31 MARCH 2010

·
Net loss after tax of
Rs.16.20 crore
(US$3.53 million) for the quarter ended 31 March 2010 compared with a loss of Rs.16.74 crore
(US$3.64 million)
for the corresponding period in the previous year.

·
Operating income of
Rs.37.05 crore (US$8.07 million) for the quarter ended 31 March 2010, slightly higher from Rs.33.63 crore (US$7.32 million) for the corresponding period in the previous year
.

·
Loss per share of Rs.2.28 (US$0.050) for the quarter ended
31 March
2010 - down from loss per share of Rs.2.40 (US$0.052) for the corresponding period in the previous year.

Commentary

HSBC InvestDirect's
(formerly IL&FS Investsmart)
total income (excluding exceptional items) during the quarter ended 31 March 2010 was Rs.37.50 crore (US$8.17 million), slightly higher than the Rs.34.20 crore (US$7.45 million) reported for the corresponding period in the previous year. The increase is mainly due to higher income from broking activities on account of improved market sentiment, offset by a fall in financing revenues.

Total expenses have increased by 23.86 per cent to Rs.52.12 crore (US$11.35 million) from Rs.42.08 crore (US$9.16 million) for the corresponding period in the previous year. The increase in expense was primarily due to reversal of loan impairment charges in the first quarter of 2009 of Rs.13.80 crore (US$3.00 million).

Media enquiries to
Rajesh Joshi on +91 22 2268 1695 or at rajeshjoshi@hsbc.co.in

Notes to editors

1. Basis of accounting
The above results are on an Indian GAAP basis.

2. HSBC InvestDirect (India) Limited (formerly IL&FS Investsmart Limited) (InvestDirect)
HSBC InvestDirect is one of India's leading financial services organisations
. HSBC InvestDirect, through its subsidiaries, provides a wide range of investment products to its retail clients, including equity broking, investment banking, mutual funds distribution and related financing services. HSBC InvestDirect's 1,609 employees provide a complete range of investment solutions to over 130,000 customers in India through its 77 branches and 147 franchisee outlets from over 52 cities. HSBC InvestDirect is listed on the National Stock Exchange and the Bombay Stock Exchange. HSBC holds a 92.89 per cent stake in the company.

3. HSBC in India
HSBC is one of India's leading banking and financial services institutions, with over 35,000 employees in its banking, investment banking and capital markets, asset management, insurance broking, life insurance, software development and global resourcing operations in the country. The India branches of The Hongkong and Shanghai Banking Corporation Limited offer a full range of banking and financial services to over 2 million customers through their 50 branches and 150 ATMs.

In 2008 HSBC Group acquired a majority stake in HSBC InvestDirect that has enabled it to offer retail brokerage services to its customers across a wider geography in the country. It has also entered into a joint venture with two of India's leading public sector banks to establish the Canara HSBC Oriental Bank of Commerce Life Insurance Company.

4. The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,000 offices in 88 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,364 billion at 31 December 2009, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

This information is provided by RNS
The company news service from the London Stock Exchange

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: 19 May 2010